Santiago, September 23, 2026
Mrs.
Catherine Tornel León
President
Financial Markets Commission
Present

Ref: Material Fact

Mrs President,

Pursuant to Articles 9 and 10 of Law No. 18,045 and all other applicable regulations, Banco Santander-Chile reports as a material event, that following the resignation submitted by alternate director Alfonso Gómez Morales on September 10 of the current year, the Board of Directors, at its meeting held yesterday, September 10, resolved to appoint Mr. Javier Maldonado Trinchant as alternate director of Banco Santander-Chile.

Sincerely,

Andrés Trautmann Buc
CEO
Banco Santander Chile